FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA

CORPORATION

COMMISSION FILE NO. 001-35490

Express Scripts Holding Company distributed the following content to its sales and account management team.

Frequently Asked Questions: Cigna to Acquire Express Scripts

Updated March 9

For additional FAQs, including responses to employee-related questions, please access this article [LINK] on the Hub.

Strategic Rationale

1.	Why does this transaction make sense for Express Scripts?

We are the nation’s leading healthcare services company, combining technology and the skills of 27,000 employees to put medicine within reach. Combining with Cigna supercharges the capabilities we already have, and opens the door for us to expand our capabilities beyond pharmacy and medical benefit management and into more holistic patient benefit management. Our societal imperative is to deliver better health, greater affordability, and make healthcare easy.

CREATING GREATER VALUE AND AFFORDABILITY BY MAKING HEALTHCARE SIMPLER

•	We will do more to make the healthiest decisions, the easiest decisions.

•	Our new health care model is built on choice, alignment and value:

•	Patients: Making healthcare simpler to use.

•	Physicians: Reducing administrative burden by adding our technology to provider expertise.

•	Payers: Creating value through alignment on what matters most: delivering best-in-class pharmacy and medical trend management.

•	Employees: Transforming healthcare on a bigger scale

2.	How did this transaction come about? When did the companies start discussions? Who approached whom? Did you consider other options?

Our focus on pharmacy and ability to positively improve the lives of more than 100 million Americans has drawn plenty of attention over the years. When we were approached by Cigna, the rationale for a combination made a lot of sense — bringing together the best manager of pharmacy trend and the best manager of medical trend. Given our size and scale, and history of successful acquisitions, we evaluate many options constantly. This is the right deal for us, the clients we serve, and our shareholders.

3.	You have consistently argued that the independent PBM model delivers more value for patients, customers and your shareholders. What has changed?

The role of a PBM has never been more important than it is today. Whether that is as a standalone or as part of another company, our work — aligned completely with the best interest of our clients and patients to make medicine more affordable and accessible — is always in demand. We were not seeking a partner, but it made sense for us to consider a partner when the opportunity presented itself.

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4.	Does this mean that the independent PBM model is dead?

The PBM marketplace is one of the most dynamic in healthcare. Every year, there is a new model or strategy brought to the market. PBMs can succeed in many different types of models, but it all comes down to the value they bring to patients and clients. Our partnerships across our health plans, commercial, and government market segments allow us to continue to deliver value, innovation, and growth on a local, regional, and national level. Our mission has not changed as we remain hyper focused on increasing medication access and driving down costs in pharmacy and medical benefit management. We look forward to competing against and winning against PBMs of all types.

5.	How will this combination improve the PBM?

The value of benefit management — whether it’s pharmacy or medical benefit management — is the ability to deliver better outcomes at affordable costs, and always deliver value to those we serve. Our combination with Cigna opens the door to expand our PBM capabilities in many ways to create a better experience for providers, patients and payers. As more healthcare costs come from the medical side of the benefit, the ability to address pharmacy and medical holistically becomes more and more important. We believe that together, we can do that better.

6.	Why do you believe that this model of vertical integration delivers more value than the pharmacy/payer model?

As we look at our competition in the marketplace, we believe we have an advantage in that we fully with clients. We are not feeding stores, and we do not have any supply chain conflicts preventing us from doing the right thing for our clients. Further, we believe that our advantage in medical and pharmacy benefit management — adding Cigna to ourselves and eviCore — provides a uniquely differentiated offering that specifically addresses the most important client concerns: affordability and access to healthcare.

7.	Is your decision to sell an acknowledgement that Express Scripts would have struggled to grow on its own without Anthem?

No. As we clearly outlined in our 2018 guidance, we were very confident in our short-term ability to deliver growth, to invest in our core capabilities, and to win and retain business without Anthem. Our core business is strong and positions us for long-term growth as well.

8.	To what extent did Amazon’s speculated entry into the pharmacy market drive your decision to combine with Cigna?

We aren’t going to comment on Amazon. Our decisions are driven by what’s best for our business and our shareholders. Our combination with Cigna allows us to expand our capabilities to address the greatest needs of payers: affordability and access to quality healthcare.

9.	Is this a defensive move in reaction to the CVS acquisition of Aetna?

No. The healthcare marketplace is dynamic and ever-changing with diverse business models. This combination of our two company’s capabilities better positions us to take advantage of potential opportunities in the marketplace.

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10.	Did the announcement by Berkshire Hathaway, JP Morgan and Amazon that they are starting a joint healthcare venture change your strategic view of the marketplace and drive this combination?

As we’ve said, we welcome new ideas on how to improve healthcare. And we are ready, willing and able to provide value to new and existing clients. We have a proud and successful history of working with employer coalitions and we are flexible enough to work with any current or future coalition. Our companies’ decision to come together is completely focused on what we can achieve as a combined company to make healthcare simpler for patients, enable physicians to do more for patients, and protect payer budgets.

Client Questions

11.	How will this impact your relationship with your Health Plan clients?

Express Scripts has a long history of working with some of the premier health plans across the country. In doing so, these health plans have grown in their markets and created value for their customers through innovative collaboration and service excellence. As we create the new services business under Express Scripts, we will see opportunities to leverage the strengths of the combined organizations to support physicians and patients across the country and in local markets. Competition within the health care space is critical and we look forward to supporting Express Scripts’ existing health plan partners and future partners to create a better health care system for all.

12.	How will this impact your relationship with our Commercial clients?

Express Scripts has a long history of working with large and small employers, labor unions, and state and local government agencies across the country. In doing so, these clients have been able to provide benefits to their valued employees while continuously managing their drug spend by implementing our innovative and impactful solutions. As we create the new services business under Express Scripts, we will see opportunities to leverage the strengths of the combined organizations to support employers, physicians and patients.

13.	How will this impact your relationship with Federal clients?

Express Scripts has a long and proud history of working with the Department of Defense and other large federal agencies. In doing so, these clients have been able to provide benefits to their valued employees while continuously managing their drug spend by implementing our innovative and impactful solutions. As we create the new services business under Express Scripts, we will see opportunities to leverage the strengths of the combined organizations to support employers, physicians and patients and continue to serve members the armed services.

14.	How will this impact your relationship with Anthem?

Our relationship with Anthem remains unchanged. We continue to service Anthem’s members at a high level, and Anthem’s satisfaction remains high. Our mission remains unchanged—our job is to make sure every patient gets the medicine they need ensuring it is affordable, accessible, and safe.

15.	How will this impact the operation of Express Scripts’ PDP?

Our mission to our PDP patients remains unchanged, our job is to make sure every one of our patients gets the medicine they need ensuring it is affordable, accessible, and safe. Cigna does have their own Medicare Advantage / PDP business and over the coming months we will seek opportunities to work together.

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16.	How is this combination a better option than what is already available (e.g. how do you sell against United/Optum or a potential CVS/Aetna)?

Particularly for the health plans we serve, we want to be clear that our strong relationships we have do not change, and we see great opportunity in how our expanded health care services business will help health plans win and grow. We will continue to have a focused organization at Express Scripts that will partner with health plans and together build tailored solutions to drive value, access and affordability for plans and their members. And, as always, we will maintain guardrails to protect health plan client data and ensure competition.

WE WILL COMBINE THE BEST IN PHARMACY AND MEDICAL TREND MANAGEMENT

•	Remove the friction and fragmentation in healthcare for more than 100 million Americans

•	Bringing together the best medical benefit manager and the best pharmacy benefit manager to deliver value and care payers and patients need.

•	Better coordination of care will create better outcomes with less waste and complexity.

A FULLY ALIGNED OFFERING THAT HELPS YOU WIN

•	Our alignment to your best interests will only strengthen, as we have no agenda to funnel members into a particular pharmacy.

•	We deliver tailored solutions based on our unique ability to deliver on the promise of actionable data from across the medical and pharmacy benefit, based on the experience of Cigna, Express Scripts and eviCore working together.

•	No disruption in service, expansion of clinical capabilities, and an simpler experience for members

VALUE AT EVERY STAGE OF THE HEALTH JOURNEY

•	A holistic view of patient care makes healthcare simpler

•	An ability to buy better, eliminate more waste, and help you keep costs down

•	A one stop shop for patient benefit management

Cigna & Express Scripts Deliver Better Health, Greater Affordability & Make It Easy

•	Both companies have driven better clinical outcomes for those they serve. Cigna reduced the dangers of opioids among its customers, cutting inappropriate use by more than 20% in just two years, while Express Scripts has reduced asthma and COPD crisis events by 80% through its partnership with Propeller.

•	Each has also made health care more affordable for consumer and employers. Cigna has consistently delivered the lowest medical cost trend in the industry over the past five years, while just last year Express Scripts’ suite of solutions saved its clients more than $32 billion in pharmaceutical costs.

•	Our two companies make the customer experience easy for those we serve. The One Guide service makes personalized, artificial intelligence assisted healthcare decision making available to 4 million Cigna customers, while Express Scripts has had significant success in making access to therapies convenient, whether you prefer a retail, phone, mail or digital experience.

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17.	What kind of disruption do you expect to have as you bring the companies together?

We do not expect much disruption at all. Our businesses complement, rather than overlap, so there is not much in the way of changes to our PBM that are necessary, which is good news for the clients we serve and the prospects we are engaged with currently.

18.	What do I do if I am a current Cigna PBM client?

At this time there will be no change to your existing service model. We will evaluate the best way to ensure minimal disruption and maximum value for existing Cigna PBM clients in the future.

19.	What if I am an Express Scripts PBM client with Cigna as a medical provider?

At this time there will be no change to your existing service model. We will evaluate the best way to ensure minimal disruption and maximum value for existing Cigna PBM clients in the future.

20.	What does this mean for the relationship with Anthem?

Our relationship with Anthem remains unchanged. We continue to service Anthem’s members at a high level, and Anthem’s satisfaction remains high. Our mission remains unchanged — our job is to make sure every patient gets the medicine they need ensuring it is affordable, accessible, and safe.

21.	How does this impact your agreements with drug manufacturers, retail pharmacies?

We won’t speculate on any potential impact of a combination. We have a strong track record of aligning with our clients and driving value across the supply chain. We expect that our focused scale, as it stands today, will continue to be a differentiator and a value creator for our clients.

22.	Are there any changes to my account team?

No. Any updates to the account team are based upon the needs of your business.

23.	Will there be any disruption to my service?

No. We remain focused and committed to delivering quality care to your members and great service to you and your teams.

24.	When can I expect to see a formal presentation from the combined company?

We expect the deal will be subject to customary regulatory reviews. We are committed to informing you of our progress, as appropriate.

25.	I’m in the middle of a RFP, should I not consider you now?

Our industry-leading innovative solutions are tailored specifically for the future needs of our clients. We look ahead at coming trends and work with you and for you to keep you ahead of the game. Express Scripts is completely aligned with your best interests and best equipped to help you put medicine within reach.

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26.	Will data be secure throughout this transition?

There is a clear commitment to maintain confidentiality of our information while helping us win and grow. As always, Express Scripts will maintain strict guardrails to protect client and patient data.

Supply Chain Questions

27.	How will this deal impact your ability to manage the supply chain?

Our formulary management solutions, pharmacy network management expertise, and ability to negotiate with pharmaceutical companies on behalf of our clients, give us a strong platform on which to effectively drive value throughout the supply chain. Our steadfast alignment with clients also allows us to be agnostic to any specific pharmacy chain or provider, which in turn helps us drive the competition that controls costs while enhancing outcomes. Our supply chain management capabilities are strong today – for example, our National Preferred Formulary is the nation’s largest – and will continue to be, regardless of any combination.

28.	Will this make you even more effective in negotiating against pharmaceutical companies?

We will not speculate on a combined supply chain strategy.

29.	Will this mean more rate pressure for chain and independent pharmacies?

We remain committed to working with our retail pharmacy partners to deliver quality care to members. Driving competition between pharmacies helps to improve care and control costs.

30.	What are your plans for integration? How long will it take?

It is too early to discuss specifics on the integration process. We will have a joint integration team that will address those issues. The process will be undertaken in a thoughtful way to best position the future company. We will have more information on the integration process between now and when the transaction closes.

31.	What gives you confidence that this will be approved with regulators?

The healthcare industry is characterized by intense competition. There are many substantial PBM and health insurance competitors now and there will remain many after the combination. We expect the combination to deliver significant benefits to payers and patients in a highly competitive marketplace. We look forward to a positive regulatory review.

32.	Is this a done deal? What is the timeline for this proposed acquisition?

This combination has been unanimously approved by our respective boards of directors. However, the acquisition is subject to regulatory approvals, shareholder ratification and other customary closing conditions. The current expectation is that they will take until the end of 2018 to complete.

33.	Does this include all of Express Scripts – all divisions and subsidiaries – or just the core PBM business and our account lists?

The proposed acquisition includes all business operations.

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FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, as they relate to Express Scripts Holding Company (“Express Scripts”) or Cigna Corporation (“Cigna”), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, “[Holdco] (“Holdco”)” intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor

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Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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* * *

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, including the preliminary joint proxy statement / prospectus contained in the Form S-4 of Halfmoon Parent, Inc. (“Holdco”), which was filed with the SEC on May 16, 2018, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, Holdco has filed a registration statement on Form S-4 that included a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. These materials have not yet been declared effective, are not yet final and may be amended. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary materials filed on May 16, 2018, the definitive version of the joint proxy statement/prospectus (when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018, and the preliminary joint proxy statement / prospectus contained in the Form S-4, which was filed by Holdco with the SEC on May 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018, and the preliminary joint proxy statement / prospectus contained in the Form S-4, which was filed by Holdco with the SEC on May 16, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the preliminary joint proxy statement / prospectus, and the definitive version thereof (when it becomes available), carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.